UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  Cardica Inc.
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                                (Name of Issuer)

                          Common Shares, $0.001 par value
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                         (Title of Class of Securities)

                                   14141R101
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                                 (CUSIP Number)

Camber Capital Management LLC, 101 Huntington Avenue, Boston, MA 02199, 617-717-6600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   April 16, 2014
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 14141R101                   13G                      Page 2 of 6 Pages


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     1.   Names of Reporting Persons.
          Camber Capital Management LLC
          I.R.S. Identification Nos. of above persons (entities only)

          42-1693587
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     2.   Check the Appropriate Box If a Member of a Group
          (See Instructions)
          (a)  |_|
          (b)  |_|
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     3.   SEC Use Only
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     4.   Citizenship or Place of Organization

          Camber Capital Management LLC -- Massachusetts
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                   5.   SOLE VOTING POWER

                        0 shares
                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES              8,374,846 shares (1)
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     7.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           0 shares
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                        8,374,846 shares (2)
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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          Camber Capital Management LLC -- 8,374,846 shares (3)
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     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)  |_|
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     11.  Percent of Class Represented by Amount in Row (9)

          Camber Capital Management LLC -- 9.98% (4)
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     12.  Type of Reporting Person (See Instructions)

          Camber Capital Management LLC -- 00 (Limited Liability Company)
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(1) As of April 16, 2014, the Reporting Person beneficially owns in aggregate 8,374,846 of the issuer's Common Shares and 92,722 of the Preferred Shares convertible into 9,272,200 Common Shares. Line 11 reflects the limitation on the conversion of the Preferred Shares described below and the number of shares on Lines 6, 8 and 9 reflect the number of Common Shares beneficially owned by the Reporting Person. Each Preferred Share is convertible into 100 shares of Common Shares at the option of the holder, provided that the holder will be prohibited from converting Preferred Shares into Common Shares if, as a result of such conversion, the holder, together with its affiliates,would own more than 9.98% of the total number of Common Shares then issued and outstanding, unless the holder gives the issuer at least 61 days prior notice of an intent to convert into Common Shares that would cause the holder to own more than 9.98% of the total number of Common Shares issued and outstanding. Preferred Shares will generally have no voting rights, except as required by law and except that the consent of holders of a majority of the outstanding Preferred Shares will be required to alter or change adversely the powers, preferences or rights given to the Preferred Shares (an increase in the number of authorized Preferred Shares shall not constitute an adverse change) or enter into any agreement to do so.
(2) See Footnote (1).
(3) See Footnote (1).
(4) Based on 83,916,297 Common Shares of the issuer calculated from the issuer's prospectus dated 4/15/14.

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CUSIP No. 14141R101                  13G                      Page 3 of 6 Pages


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     1.   Names of Reporting Persons.
          Stephen DuBois
          I.R.S. Identification Nos. of above persons (entities only)

          N/A
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     2.   Check the Appropriate Box If a Member of a Group
          (See Instructions)
          (a)  |_|
          (b)  |_|
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     3.   SEC Use Only
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     4.   Citizenship or Place of Organization

          Stephen DuBois -- United States
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                   5.   SOLE VOTING POWER

                        0 shares
                   -------------------------------------------------------------
                   6.   SHARED VOTING POWER
   NUMBER OF
     SHARES             8,374,846 shares (5)
  BENEFICIALLY     -------------------------------------------------------------
 OWNED BY EACH     7.   SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH           0 shares
                   -------------------------------------------------------------
                   8.   SHARED DISPOSITIVE POWER

                         8,374,846 shares (6)
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     9.   Aggregate Amount Beneficially Owned by Each Reporting Person

          Stephen DuBois -- 8,374,846 shares (7)
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     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)  |_|
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     11.  Percent of Class Represented by Amount in Row (9)

          Stephen DuBois -- 9.98% (8)
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     12.  Type of Reporting Person (See Instructions)

          Stephen DuBois -- IN
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(5) As of April 16, 2014, the Reporting Person beneficially owns in aggregate 8,374,846 of the issuer's Common Shares and 92,722 of the Preferred Shares convertible into 9,272,200 Common Shares. Line 11 reflects the limitation on the conversion of the Preferred Shares described below and the number of shares on Lines 6, 8 and 9 reflect the number of Common Shares beneficially owned by the Reporting Person. Each Preferred Share is convertible into 100 shares of Common Shares at the option of the holder, provided that the holder will be prohibited from converting Preferred Shares into Common Shares if, as a result of such conversion, the holder, together with its affiliates,would own more than 9.98% of the total number of Common Shares then issued and outstanding, unless the holder gives the issuer at least 61 days prior notice of an intent to convert into Common Shares that would cause the holder to own more than 9.98% of the total number of Common Shares issued and outstanding. Preferred Shares will generally have no voting rights, except as required by law and except that the consent of holders of a majority of the outstanding Preferred Shares will be required to alter or change adversely the powers, preferences or rights given to the Preferred Shares (an increase in the number of authorized Preferred Shares shall not constitute an adverse change) or enter into any agreement to do so.
(6) See Footnote (5).
(7) See Footnote (5).
(8) Based on 83,916,297 Common Shares of the issuer calculated from the issuer's prospectus dated 4/15/14.

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CUSIP No. 14141R101                   13G                      Page 4 of 6 Pages


Item 1.

     (a) Name of Issuer:
         Cardica Inc.

     (b) Address of Issuer's Principal Executive Offices:
         900 Saginaw Drive, Redwood City, CA 94063

Item 2.

     (a) Name of Person Filing:
         Camber Capital Management LLC
         Stephen DuBois

     (b) Address of the Principal Office or, if none, residence:
         Camber Capital Management LLC
         Stephen DuBois
         101 Huntington Avenue
         Suite 2550
         Boston, MA 02199

     (c) Citizenship:
         Camber Capital Management -- Massachusetts
         Stephen DuBois -- United States

     (d) Title of Class of Securities:
         Common Shares, $0.001 par value (the "Common Shares")

     (e) CUSIP Number:
         14141R101

Item 3. If this statement is filed pursuant to SS.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

     (e) | | An investment adviser in accordance with S.240.13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with S.240.13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with
             S. 240.13d-1(b)(1)(ii)(G);

     (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) |_| Group, in accordance with S.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


     (a)  Amount beneficially owned:  Camber Capital Management LLC -- 8,374,846
                                      Stephen DuBois -- 8,374,846

     (b)  Percent of class:  Camber Capital Management LLC -- 9.98%
                             Stephen DuBois -- 9.98%

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CUSIP No. 14141R101                   13G                      Page 5 of 6 Pages

     (c)  Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote
                 Camber Capital Management LLC -- 0
                 Stephen DuBois -- 0

            (ii) Shared power to vote or to direct the vote
                 Camber Capital Management LLC -- 8,374,846
                 Stephen DuBois -- 8,374,846

           (iii) Sole power to dispose or to direct the disposition of
                 Camber Capital Management LLC-- 0
                 Stephen DuBois -- 0.

          (iiii) Shared power to dispose or to direct the disposition of
                 Camber Capital Management LLC-- 8,374,846
                 Stephen DuBois -- 8,374,846

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following | |.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 8. Identification and Classification of Members of the Group

Item 9. Notice of Dissolution of Group

Item 10. Certification

     (b) The following certification shall be included if the statement is filed pursuant to S.240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  CAMBER CAPITAL MANAGEMENT LLC

                                        By: /s/Sean George

                                        Sean George

                                        Chief Financial Officer

                                  STEPHEN DUBOIS

                                        By: /s/ Stephen DuBois

                                        Stephen DuBois, individually

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CUSIP No. 14141R101                   13G                      Page 6 of 6 Pages

                                 JOINT FILING AGREEMENT

This Joint Filing Agreement, dated April 25, 2014, is by and between Camber Capital Management LLC, a Massachusetts limited liability company, and Stephen DuBois, an individual (the foregoing are collectively referred to herein as the "Filers").Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to common shares, $0.001 par value of Cardica Inc. beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed  and  delivered  as  of  the  date  first  above written.

                                  CAMBER CAPITAL MANAGEMENT LLC

                                        By: /s/ Sean George

                                        Sean George

                                        Chief Financial Officer

                                  STEPHEN DUBOIS

                                        By: /s/ Stephen DuBois

                                        Stephen DuBois, individually